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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                        XM SATELLITE RADIO HOLDINGS INC.
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                                (Name of Issuer)

 Class A Common Stock, $.01
    par value per share                                   983759-10-1
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 (Title of class of securities)                         (CUSIP number)

                                  Anne T. Larin
                                   Legal Staff
                           General Motors Corporation
                             300 Renaissance Center
                          Detroit, Michigan 48265-3000
                                 (313) 665-4927
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 15, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 12 Pages)
                                         --

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


-------------------------------------          --------------------------------
CUSIP No.       983759-10-1             13D               Page 2 of 12
-------------------------------------          --------------------------------
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      1       NAMES OF REPORTING PERSONS:      General Motors Corporation
              I.R.S. IDENTIFICATION NOS.       38-0572515
              OF ABOVE PERSONS:
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      2       CHECK THE APPROPRIATE BOX IF
              A MEMBER OF A GROUP:             (a) [_]
                                               (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS:     WC

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      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):   [_]
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      6       CITIZENSHIP OR PLACE OF          Delaware
              ORGANIZATION:

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     NUMBER OF       7   SOLE VOTING POWER:         5,553,252
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER:       -0-
     OWNED BY
                    -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER:    5,553,252
     REPORTING
                    -----------------------------------------------------------
    PERSON WITH      10  SHARED DISPOSITIVE POWER:  -0-

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     11       AGGREGATE AMOUNT BENEFICIALLY
              OWNED BY REPORTING PERSON:            5,553,252

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     12       CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]

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     13       PERCENT OF CLASS REPRESENTED BY
              AMOUNT IN ROW (11):                   3.1%
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     14       TYPE OF REPORTING PERSON:             CO

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                                       2
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-------------------------------------          --------------------------------
CUSIP No.       983759-10-1             13D               Page 3 of 12
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      1       NAME OF REPORTING PERSON:             OnStar Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
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      2       CHECK THE APPROPRIATE BOX IF A
              MEMBER OF A GROUP:                    (a) [ ]
                                                    (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS:                      WC

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      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):        [_]
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      6       CITIZENSHIP OR PLACE OF               Delaware
              ORGANIZATION:

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     NUMBER OF       7   SOLE VOTING POWER:         0
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER:       0
     OWNED BY
                    -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER:    0
     REPORTING
                    -----------------------------------------------------------
    PERSON WITH      10  SHARED DISPOSITIVE POWER:  0

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     11       AGGREGATE AMOUNT BENEFICIALLY         0
              OWNED BY REPORTING PERSON:

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     12       CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]

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     13       PERCENT OF CLASS REPRESENTED BY
              AMOUNT IN ROW (11):                   0%

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     14       TYPE OF REPORTING PERSON:             CO

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                                       3

            This Amendment No. 4 (this "Amendment"), amends the Schedule 13D filed on October 8, 1999, as amended, and is filed by General Motors Corporation ("GM"), for and on behalf of itself, and OnStar Corporation ("OnStar")(collectively, the "Reporting Persons"), with respect to the class A common stock, par value $0.01 per share ("Common Stock"), of XM Satellite Radio Holdings Inc. (the "Company").

Item 2.     Identity and Background.

            This Amendment is filed by GM and its wholly owned subsidiary, OnStar, a Delaware corporation.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GM and OnStar are set forth on Schedules I and II attached hereto, respectively.

            Except as set forth in Schedules I and II attached hereto, during the last five years none of GM or OnStar, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            On December 15, 2004, GM contributed 10,980,670 shares (the "Contributed Shares") of Common Stock to the Sub-Trust of the General Motors Welfare Benefit Trust (the "Sub-Trust") established under the General Motors Welfare Benefit Trust, a voluntary employees' beneficiary association trust established to fund certain collectively bargained hourly retiree health care benefits under the General Motors Health Care Program for Hourly Employees and such benefits under other applicable collectively bargained welfare plans, pursuant to the Contribution Agreement dated December 15, 2004 between GM and the Sub-Trust. A copy of the Contribution Agreement is attached hereto as
Exhibit 99.1 and is incorporated herein by reference.

            The Contributed Shares consisted of (i) 10,000,000 shares acquired by GM upon exercise, in April 2004, of a warrant to purchase Common Stock issued by the Company in January 2003 and (ii) 980,670 shares acquired by GM upon conversion, in February 2004, of a portion of a 10% Senior Secured Convertible Note due December 31, 2009 issued by the Company in January 2003. GM did not receive any consideration from the Sub-Trust in connection with this contribution.

Item 4.     Purpose of Transaction.

            GM transferred the Contributed Shares to the Sub-Trust to provide partial funding to the voluntary employees' beneficiary association trust established to pre-fund part of GM's other postretirement benefits liability related primarily to health-care expense for its retirees.

Item 5.     Interest in Securities of the Issuer.

            (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any shares of Common Stock of the Company.

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) The responses of the Reporting Persons to Item 3 are incorporated herein by reference.

            (d) Not applicable.

            (e) On December 15, 2004 upon the contribution described in Item 3, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            In connection with the contribution, GM, the Sub-Trust and the Company entered into an assignment and assumption agreement (the "Assignment Agreement"), pursuant to which GM assigned to the Sub-Trust all of GM's rights with respect to the Contributed Shares under the Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Company, GM and certain shareholders named therein (the "Registration Rights Agreement"). However, GM assigned to the Sub-Trust the right to initiate only one demand registration, which shall revert back to GM if the Sub-Trust disposes of all of the Contributed Shares without having exercised such right. Copies of the Assignment Agreement and Registration Rights Agreement are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

            On November 18, 2004, GM entered into a lock-up agreement (the "Lock-Up Agreement") with Bear, Stearns & Co. Inc. ("Bear Stearns") pursuant to which GM agreed not to offer, sell or otherwise dispose of (except in connection with a contribution to the Sub-Trust) any shares of Common Stock until February 16, 2005 without the consent of Bear Stearns. The Sub-Trust is bound by the Lock-Up Agreement with respect to the Contributed Shares, and GM remains bound by the Lock-Up Agreement with respect to the other shares of Common Stock it continues to own. A copy of the Lock-Up Agreement is attached hereto as Exhibit
99.4 and is incorporated herein by reference.

Item 7.     Materials To Be Filed As Exhibits.

99.1 Contribution Agreement dated as of December 15, 2004 by and between General Motors Corporation and United States Trust Company of New York, solely in its capacity as trustee of the Sub-Trust of the General Motors Welfare Benefit Trust.

99.2 Assignment and Assumption Agreement dated as of December 15, 2003 by and among General Motors Corporation, the Sub-Trust of the General Motors Welfare Benefit Trust, and XM Satellite Radio Holdings Inc.

99.3 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Company and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2003).

99.4 Lock-Up Agreement dated November 19, 2004 between General Motors Corporation and Bear, Stearns & Co.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2004


                           GENERAL MOTORS CORPORATION





                           By: s/Thomas A. Gottschalk
                               ----------------------
                               Name:   Thomas A. Gottschalk
                               Title:  Executive Vice President, Law & Public
Policy








                               ONSTAR CORPORATION





                           By: s/Richard M. Lee
                               ----------------
                               Name:   Richard M. Lee
                               Title:  Vice President,
                                       Satellite Radio Services

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.             Description
-----------             -----------

99.1 Contribution Agreement dated as of December 15, 2004 by and between General Motors Corporation and United States Trust Company of New York, solely in its capacity as trustee of the Sub-Trust of the General Motors Welfare Benefit Trust.

99.2 Assignment and Assumption Agreement dated as of December 15, 2003 by and among General Motors Corporation, the Sub-Trust of the General Motors Welfare Benefit Trust, and XM Satellite Radio Holdings Inc.

99.3 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Company and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2003).

99.4 Lock-Up Agreement dated November 19, 2004 between General Motors Corporation and Bear, Stearns & Co.

                    SCHEDULE I TO AMENDMENT 4 TO SCHEDULE 13D
                    -----------------------------------------

The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48243-3000. Each person listed below is a United States citizen, except for Mr. Barnevik, who is a Swedish citizen.

NAME, BUSINESS ADDRESS AND PRINCIPAL OCCUPATION,
IF NOT EXECUTIVE OFFICER OF GM                      POSITION WITH GM

Percy N. Barnevik                                   Director
Chairman, AstraZeneca PLC
Sodertalje
Sweden 151-85

John H. Bryan                                       Director
Retired Chairman and CEO
Sara Lee Corporation
Three First National Plaza, 46th Floor
Chicago, Illinois  60602-4260

John M. Devine                                      Vice Chairman of the Company
                                                    and Chief Financial Officer

Armando Codina                                      Director
Chairman and Chief Executive Officer
Codina Group, Inc.
355 Alhambra Circle
Coral Gables, Florida  33134

Gary L. Cowger                                      Group Vice President, GM,
                                                    and President,
                                                    GM North America

George M.C. Fisher                                  Director
Retired Chairman and CEO
Eastman Kodak Company
343 State Street
Rochester, New York  14650-0229

Thomas A. Gottschalk                                Executive Vice President,
                                                    Law and Public Policy,
                                                    and General Counsel

Frederick A. Henderson                              Group Vice President, GM,
                                                    and Chairman, GM Europe

Karen Katen                                         Director
Executive Vice President, Pfizer Inc.
President, Pfizer Global Pharmaceuticals
235 East 42nd Street
New York, New York  10017-5755

Kent Kresa                                          Director
Chairman Emeritus
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

Ellen Kullman                                       Director
Group Vice President - Safety and Protection
E.I. duPont de Nemours and Company
Barley Mill Plaza 23/2118
P.O. Box 80023
4417 Lancaster Pike
Wilmington, Delaware 19880-0023

Alan G. Lafley                                      Director
Chairman, President and CEO
The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202

Philip A. Laskawy                                   Director
Retired Chairman and CEO
Ernst & Young
5 Times Square
New York, New York 10036

Robert A. Lutz                                      Vice Chairman of the Company
                                                    for Product Development, and
                                                    Chairman, GM North America

E. Stanley O'Neal                                   Director
Chairman, CEO and President
Merrill Lynch & Co., Inc.
Four World Financial Center
New York, New York 10080

Eckhard Pfeiffer                                    Director
Retired Chairman and CEO
Compaq Computer Corporation
7 Saddlebrook Lane
Houston, Texas  77024

G. Richard Wagoner, Jr.                             Chairman of the Board
                                                    and Chief Executive
                                                    Officer

                  SCHEDULE II TO AMENDMENT 4 TO SCHEDULE 13D
                  ------------------------------------------

The name, business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of OnStar is set forth below. Unless otherwise specified, the business address of each person listed below is 1400 Stephenson Highway, Troy, Michigan 48083. Each person listed below is a United States citizen.

NAME, BUSINESS ADDRESS AND PRINCIPAL OCCUPATION,
IF NOT EXECUTIVE OFFICER OF ONSTAR                  POSITION WITH ONSTAR

Donald Butler                                       Vice President, Business
                                                    Development

Gary L. Cowger                                      Director
(See occupation and address in Schedule I above)

John M. Devine                                      Director
(See occupation and address in Schedule I above)

Anthony J. DiSalle                                  Vice President, Sales and
                                                    Marketing

Joanne M. Finnorn                                   Vice President and General
                                                    Counsel

Chester A. Huber, Jr.                               Director and President

Jonathan G. Hyde                                    Vice President and Treasurer

Richard M. Lee                                      Vice President, Satellite
                                                    Radio Services

Robert A. Lutz                                      Director
(See occupation and address in Schedule I above)

Gregory A. Payne                                    Vice President, Core
                                                    Operations

Andrew M. Sills                                     Vice President, Information
                                                    Technology

John F. Smith                                       Director
Group Vice President,
North American Vehicle Sales,
Service and Marketing
300 Renaissance Center
Detroit, Michigan 48243-3000

G. Richard Wagoner, Jr.                             Director
(See occupation and address in Schedule I above)